Mail Stop 7010


September 30, 2005


Via U.S. mail and facsimile

Mr. Gehrig H. White
Chief Executive Officer
PokerTek, Inc.
1020 Crews Road, Suite J
Matthews, NC 28106

Re: 	PokerTek, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 13, 2005
File No. 333-127181

Dear Mr. White:

      We have reviewed your supplemental response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition...,
page
22

Critical Accounting Policies-Equity-Based Compensation, page 25

1. We note your draft response to comment 3 of our letter dated September 21, 2005 and understand that the fair values of the common stock were determined by an arms-length transaction with unaffiliated investors in private placements. Given the assumption that your Board of Directors determined the offering price for the private placements occurring in July 2004 and April 2005, please expand your disclosure to discuss the factors and assumptions they used in determining the offering prices of $2.67 and $5.58, respectively.

2. We understand that the fair value of the January and February option grants was based upon the offering price of the July 2004 private placement. Please expand your disclosure to explain why there was no change in the fair value of your common stock during the six months that elapsed between the private placement and the option grants.
3. Please supplementally explain to us how you determined the fair value of the July 2005 option grants to be $5.58 given the assumption that discussions with your underwriters regarding the offering price range of $10-$12 would likely have occurred prior to August 2005.

Financial Statements, page F-1

Note 8-Stockholders` Equity, page F-13

4. We note your draft disclosure submitted supplementally. Please revise your note to disclose that the valuation used to determine the fair value of the stock options was contemporaneously made by the Company`s Board of Directors upon the grant date.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Dale Welcome, Staff Accountant, at (202)
551-
3865 or, in his absence, John Cash, Accounting Branch Chief, at
(202)
551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Mr. Robert M. Donlon, Esq.
Elizabeth O. Derrick, Esq.
Womble Carlyle Sandridge & Rice, PLLC
One Wachovia Center
301 South College Street, Suite 3500
Charlotte, NC 28202
Mr. William M. Mower, Esq.
Alan M. Gilbert, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, MN 55402
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Mr. Gehrig H. White
PokerTek, Inc.
September 30, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE